Mail Stop 4561

April 30, 2008

<u>VIA U.S. MAIL AND FAX (310) 395-2791</u>

Thomas E. O'Hern
Chief Financial Officer
The Macerich Company
401 Wilshire Boulevard, Suite 700
Santa Monica, CA 90401

> **Re:** **The Macerich Company**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed February 27, 2008**
> **File No. 001-12504**

Dear Mr. O'Hern:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief